Exhibit 99.1

PRESS RELEASE

Gracell Biotechnologies to Present Data at AACR Annual Meeting 2022 Showcasing Early First-in-Human Results for GC502 in r/r B-ALL

Allogeneic, off-the-shelf CAR-T therapy with CD19/CD7 dual-directed CAR shows promising early results in patients with r/r B-ALL

PALO ALTO, Calif. and SUZHOU, China (April 8, 2022) – Gracell Biotechnologies Inc. (“Gracell” or the “Company”, NASDAQ: GRCL), a global clinical-stage biopharmaceutical company dedicated to developing highly efficacious and affordable cell therapies for the treatment of cancer, today announced the early results of a first-in-human clinical study of GC502, an allogeneic CD19/CD7 dual-directed chimeric antigen receptor (CAR) T cell therapy for the treatment of relapsed/refractory B-cell acute lymphoblastic leukemia (r/r B-ALL). Gracell will share the data in a poster presentation at the American Association for Cancer Research (AACR) Annual Meeting 2022 on April 12.

GC502 leverages the novel dual-directed CAR design of Gracell’s proprietary TruUCAR platform, designed to generate high-quality allogeneic CAR-T cell therapies that can be administered “off-the-shelf” at lower cost and with faster patient’s access. TruUCAR-enabled GC502 utilizes the dual-directed CAR design with one CAR targeting CD19 on malignant cells and a second CAR targeting CD7 to suppress host-versus-graft rejection. An enhancer molecule is embedded in the basic construct of TruUCAR to enhance proliferation of TruUCAR T cells.

“We are very excited to present our data on GC502 at this year’s AACR annual meeting. CD19 is a validated target in the treatment of r/r B-ALL,” said Dr. Martina Sersch, Chief Medical Officer of Gracell. “As an allogeneic, off-the-shelf CAR-T therapy, GC502 has the potential to provide patients who may not be eligible for autologous CAR-T therapy with hope to achieve a deep response. The early results show the potential of GC502 and warrant further evaluation in the ongoing clinical investigator-initiated-trial (IIT). Being the second product candidate from our allogeneic TruUCAR platform, GC502 further validates TruUCAR’s platform approach and potential wide applicability.”

Between September 2021 and January 2022, four r/r B-ALL patients were enrolled and treated in an open-label, non-randomized, prospective IIT study in China in two different dose levels and with two different formulations. Patients were heavily pretreated, and all had previously received either autologous or donor derived CD19 or CD19/CD22 targeted CAR-T therapy. As of the January 28, 2022 data cutoff date, all four patients had received a single dose of GC502, including one patient at dose level 1 (DL1) 1.0x107 cells/kg and three patients at dose level 2 (DL2) 1.5x107 cells/kg. Patients received a Flu/Cy based lymphodepletion regimen prior to treatment with GC502.

As highlighted in the AACR poster, three out of four patients achieved minimal residual disease negative complete response or complete response with incomplete count recovery (MRD- CR/CRi), and one patient achieved a partial response at month one and subsequently received allogeneic hematopoietic stem-cell transplantation (allo-HSCT) on day 39.

Cytokine release syndrome (CRS) presented as Grade 2 and Grade 3 with no Grade 4 or 5 events. No immune effector cell-associated neurotoxicity syndrome (ICANS) or acute graft-versus-host disease (aGvHD) were observed.

For more information on the ongoing trial, refer to the ClinicalTrials.gov Identifier: NCT05105867.

Details of the presentation are as follows:

•	Presentation Title: Early results of a safety and efficacy study of allogeneic TruUCAR GC502 in patients with relapsed/refractory B-cell acute lymphoblastic leukemia (r/r B-ALL)

•	Session Title: Phase I Clinical Trials 2

•	Session Date and Time: Tuesday, April 12, from 9:00AM – 12:30PM CT

•	Location: New Orleans Convention Center, Exhibit Halls D-H, Poster Section 33

•	Poster Board Number: 21

•	Permanent Abstract Number: CT196

Additional meeting information is available on the AACR website. The full text of the abstract is available on the AACR Online Itinerary Planner and the e-poster is viewable to registered attendees on the AACR’s e-poster website through Wednesday, July 13, 2022.

About GC502

GC502 is a TruUCAR-enabled CD19/CD7 dual-directed, off-the-shelf allogeneic CAR-T product candidate that is being studied in an ongoing Phase 1 IIT in China for the treatment of B-cell malignancies. GC502 is manufactured using T cells from non-human leukocyte antigen (HLA) matched healthy donors. An enhancer molecule is embedded in the basic construct of TruUCAR to enhance proliferation of TruUCAR T cells. Optimized for CD19/CD7 dual-CAR functionality and in vivo durability, GC502 has demonstrated robust anti-tumor effects with potential to suppress host versus graft (HvG) rejection in preclinical models.

About B-ALL

Acute lymphoblastic leukemia (ALL) is a type of blood cancer characterized by proliferation of immature lymphocytes in the bone marrow, which can involve either T lymphocytes (T-ALL), or B lymphocytes (B-ALL). Globally, approximately 64,000 patients are diagnosed with ALL every year with an estimated 6,660 new cases to be diagnosed in the United States in 20221. B-ALL accounts for 75% of ALL diagnoses in adults.

About TruUCAR

TruUCAR is Gracell’s proprietary technology platform and is designed to generate high-quality allogeneic CAR-T cell therapies that can be administered “off-the-shelf” at lower cost and with greater convenience. With differentiated design enabled by gene editing, TruUCAR is designed to control host versus graft rejection (HvG) as well as graft versus host disease (GvHD) without the need for being co-administered with additional immunosuppressive drugs after standard lymphodepletion. The novel dual-CAR design allows tumor antigen-CAR moiety to target malignant cells, while the CD7 CAR moiety is designed to suppress HvG response.

[1]	Data source: American Cancer Society

About Gracell

Gracell Biotechnologies Inc. (“Gracell”) is a global clinical-stage biopharmaceutical company dedicated to discovering and developing breakthrough cell therapies. Leveraging its pioneering FasTCAR and TruUCAR technology platforms and SMART CARTTM technology modules, Gracell is developing a rich clinical-stage pipeline of multiple autologous and allogeneic product candidates with the potential to overcome major industry challenges that persist with conventional CAR-T therapies, including lengthy manufacturing time, suboptimal production quality, high therapy cost and lack of effective CAR-T therapies for solid tumors. For more information on Gracell, please visit www.gracellbio.com. Follow @GracellBio on LinkedIn.

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